SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUMMARY OF ANNUAL BUSINESS REPORT

(From January 1, 2010 to December 31, 2010)

THIS IS A SUMMARY OF THE 2010 ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION. IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

(EXHIBIT 99-1 : NON-CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2009 AND 2008 AND INDEPENDENT AUDITOR’S REPORT)

(EXHIBIT 99-2 : CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2009 AND 2008 AND INDEPENDENT AUDITOR’S REPORT)

I. Corporate General

1. Corporate Purpose of KT Corporation

Business Objectives

1. Information and communications business;

2. New media business;

3. Development and sale of software and contents;

4. Sale and distribution of information communication equipment;

5. Testing and inspection of information communication equipment, devices and facilities;

6. Advertisement business;

7. Telecommunications retail business;

8. Development of information and technology, and electrical infrastructure;

9. Real estate and housing business;

10. Electronic banking and finance business;

11. Education and learning services business;

12. Security services business (including machinery system surveillance services and facilities security services);

13. Research and technical development, education, training and promotion, overseas businesses, export and import trade, manufacturing and distribution related to the activities mentioned in items 1 through 12;

14. Telecommunications services business, including frequency-based telecommunications business;

15. Value-added telecommunications business;

16. Production, supply (screening) and distribution of music albums, music videos, movies, videos and games.

17. Electronic finance and electronic payment gateway services, including issuance and management of pre-paid electronic payment methods;

18. Sales and leasing of equipment and facilities related to the activities mentioned in items 14 through 17;

19. Overseas and export and import trade related to activities mentioned in items 14 through 18;

20. Travel agency business;

21. (Deleted)

22. Alternative energy generation business

23. Health Bioinformatics business

24. Manufacturing business for military telecommunication equipment; and

23. Any and all other activities or businesses incidental to or necessary for the attainment of the foregoing.

2. History

A. Changes since Incorporation

(1) Date of Incorporation: December 10, 1981

(2) Location of Headquarters:

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(3) Major Changes in KT Corporation

•	On March 27, 2009, KT Corporation (“KT”) signed a merger agreement with its mobile subsidiary KTF, which KT held a 54.25% interest in, and on June 1, 2009, the merger was completed.

•

At the annual shareholders’ meeting held on March 11, 2011, KT shareholders approved the addition of health bioinformatics business to KT’s business objectives, which is a new emerging industry that integrates IT with genetic data information sequencing, computation, accumulation, and application. The shareholders also approved the addition of manufacture of communication equipment, device or facilities for military purpose to its business objectives.

•	Hyun Nak Lee and Byong Won Bahk were newly elected as non-executive independent directors and members of audit committee on March 11, 2011.

3. Total Number of Shares and Related Matters

A. Total Number of Shares

(As of March 31, 2011)	(Unit: Shares)

	Type of Shares
Category	Common Shares	Total
I. Total Number of Authorized Shares	1,000,000,000	1,000,000,000
II. Total Number of Issued Shares	312,899,767	312,899,767
III. Total Number of Shares Reduced	51,787,959	51,787,959
1. Reduction of Capital	—	—
2. Share Retirement	51,787,959	51,787,959
3. Redemption of Redeemable Shares	—	—
4. Other	—	—
IV. Current Number of Issued Shares (II – III)	261,111,808	261,111,808
V. Number of Treasury Shares	17,893,291	17,893,291
VI. Current Number of Issued and Outstanding Shares	243,218,517	243,218,517

B. Status of Capital Increase/Decrease

						(Unit: Won, Shares)

Date of Shares Issued (Retired)	Type of Shares Issued (Retired)	Details of Issued (Retired) Shares
		Type	Number of Issued (Retired) Shares	Par Value per Share	Par Value of Issued per Share	Note
June 2, 2009	—	Common Shares	700,108	5,000	5,000	Issuance of new shares for merger

*	In the merger with KTF, KT issued 700,108 new shares. As a result, the capital amount increased by approximately Won 3.5 billion as follows.

			(Unit: Won)

Category	Before Merger	Amount of Change	After Merger

Capital Amount	1,560,998,295,000	3,500,540,000	1,564,498,835,000

C. Acquisition and Disposal of Treasury Shares

(1) Acquisition and Disposal of Treasury Shares

(As of March 31, 2011)	(Unit: Shares)

Method of Acquisition		Type	Beginning of Term	Acquisition (+)	Disposition (-)	Retirement (-)	End of Term
Direct Acquisition	Pursuant to Article 165-2 of Securities and Exchange Act	Common Shares	16,155,938	1,259,170	—	—	17,415,108
		Preferred Shares	—	—	—	—	—

	Reasons other than Article 165-2 of Securities and Exchange Act	Common Shares	500,232	7,311	29,360	—	478,183
		Preferred Shares	—	—	—	—	—

Subtotal		Common Shares	16,656,170	1,266,481	29,360	—	17,893,291
		Preferred Shares	—	—	—	—	—

Indirect Acquisition (e.g. Trust Contract)		Common Shares	1,259,170	—	1,259,170	—	0
		Preferred Shares	—	—	—	—	—

Total		Common Shares	17,915,340	1,266,481	1,288,530	—	17,893,291
		Preferred Share	—	—	—	—	—

*	The above “Beginning of Term” means as of January 1, 2010 and “End of Term” means as of March 31, 2011.
*	Details of share buyback and retirement of treasury shares from January 1, 2010 to March 31, 2011 are as follows.

1) Acquisition of Treasury Shares (1,266,481 shares)

•	March 9, 2010: Transfer of all treasury shares under trust account to KT’s own trust account due to the expiry of the treasury share trust agreement (1,259,170 shares)

•	April 29, 2010: Retrieval of granted treasury shares (7,311 shares)

2) Disposition of Treasury Shares (1,288,530 shares)

•	March 9, 2010: Transfer of all treasury shares under trust account to KT’s own trust account due to the expiry of the treasury share trust agreement (1,259,170 shares).

•	May 3, 2010: Disposition of treasury shares to distribute long-term performance based bonus payment to non-independent directors (18,427 shares)

•	June 30, 2010: Disposition of treasury shares in connection with the exercise of stock options (2,559 shares)

•	July 21, 2010: Disposition of treasury shares in connection with the exercise of stock options (1,767 shares)

•	August 13, 2010: Disposition of treasury shares in connection with the exercise of stock options (1,875 shares)

•	September 17, 2010: Disposition of treasury shares in connection with the exercise of stock options (2,059 shares)

•	January 14, 2011: Disposition of treasury shares in connection with the exercise of stock options (2,673 shares)

D. Share Ownership Status of the Employee Stock Ownership Association

(1) Transactions with the Employee Stock Ownership Association

Not Applicable

(2) Guidelines for Exercising the Voting Rights of the Employee Stock Ownership Association

Association Account: The Employee Stock Ownership Association exercises its voting right in a manner that is exactly in proportion to the number of association members who wish to exercise their voting rights.

Association Member Account: Employee Stock Ownership Association may exercise its voting rights only if (i) the association receives a request by an association member to exercise his voting rights with a minimum notice period of seven days or (ii) the association member chooses to delegate his voting rights to the association.

(3) Shares Held by the Employee Stock Ownership Association

(As of December 31, 2010)	(Unit: Shares)

Type of Account	Type of Shares	Balance at Beginning of Term	Term-End Balance
Association Account	Common Shares	34,950	34,888
Association Member Account	Common Shares	7,570,213	4,034,259
Total		7,605,136	4,069,147

4. Voting Rights

(As of March 31, 2011)	(Unit: Shares)

Category		Number of Shares	Note
Total Issued Shares (A)	Common Shares	261,111,808	—
	Preferred Shares	—
Shares without Voting Rights (B)	Common Shares	17,896,545	Including Treasury Shares
	Preferred Shares	—
Shares with Restricted Voting Rights under the Stock Exchange Act and Other Laws (C)	—	—	—
Shares with Reestablished Voting Rights (D)	—	—	—
Shares with Exercisable Voting Rights (E = A – B – C + D)	Common Shares	243,215,263	—
	Preferred Shares	—

(1)	Shares without voting rights under the Commercial Code of Korea: 17,893,291 treasury shares held through treasury stock funds and 3,254 cross holding shares.

5. Dividends and Related Matters

A. Dividends

The shareholder return policy of KT is to pay its shareholders at least 50% of the adjusted net profit of the current term, through cash dividends and acquisition of treasury stock of the Company.

B. Dividends Paid during the Past Three Fiscal Years

Category		2010	2009	2008
Par Value per Share (Won)		5,000	5,000	5,000
Net Profit of the Current Term (in Millions of Won)		1,171,866	516,533	449,810
Net Profit per Share (Won)		4,818	2,353	2,217
Year-end Cash Dividend (in Millions of Won)		586,150	486,393	226,280
Year-end Share Dividend (in Millions of Won)		—	—	—
Cash Dividend Propensity (%)		50.0	94.2	50.3
Rate of Return on Cash Dividend (%)	Common Shares	5.0	4.9	2.9
	Preferred Shares	—	—	—
Rate of Return on Share Dividend (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash Dividend per Share (Won)	Common Shares	2,410	2,000	1,120
	Preferred Shares	—	—	—
Share Dividend per Share (Share)	Common Shares	—	—	—
	Preferred Shares	—	—	—

II. Business Details

1. Overview

A. Present Conditions of the Industry

(1) Characteristics of the Industry

The existing markets for fixed-line telephones, broadband Internet and mobile communications in Korea have reached their maturity. At the same time, with technical advances and changes in customer demands, the communications industry has recently been moving towards a convergence with different technologies and industries. KT successfully shifted the mobile industry paradigm from voice-centric market to data-centric market by introducing the iPhone from Apple in the Korean market at the end of 2009. KT further strengthened its handset competitiveness by introducing various other smart phone handsets, such as iPhone4(Apple), Nexus-One(HTC), Optimus-One(LGE), Desire HD(HTC), and Streak(Dell) during 2010. In addition, KT is seeking to strategically expands its 3W(WCDMA, WiFi, WiBro) network in anticipation of an explosion in data network usage in the near future. KT also introduced various bundle services such as ‘olleh Toong’, Family Sponsor’ to maintain and further strengthen its fixed and mobile subscriber base.

(2) Growth of the Industry

						(Unit: 1,000 Persons)
Category	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010

Broadband Internet Subscribers	12,191	14,043	14,710	15,475	16,349	17,224

Local Telephone Subscribers	22,920	23,119	23,130	22,132	20,090	19,273

Mobile Phone Subscribers	38,342	40,197	43,498	45,607	47,944	50,767

*	The 2005 to 2007 data was provided by the Ministry of Information and Communication (www.mic.go.kr).
*	The 2008 to 2010 data was provided by the Korea Communications Commission (www.kcc.go.kr).

(3) Characteristics of Market Fluctuations

The demand for communications services does not fluctuate greatly as such services are regarded as a necessity in modern life. However, if the Korean economy slows in the future, it could have an adverse impact on KT’s business activities.

(4) Competition

(a) Competing Companies

•	Local calls: SK Broadband, LG U+, etc.

•	Long distance calls: LG U+, Onse Telecom, SK Broadband, SK Telink, etc.

•	International calls: LG U+, Onse Telecom, SK Broadband, SK Telink, etc.

•	Broadband Internet: SK Broadband, LG U+, Service Operators (including cable television, relay wired broadcasting operators), etc.

•	Mobile communications: SK Telecom, LG U+, etc.

•	Internet telephones using Internet Protocol (“VoIP”): SK Broadband, SK Networks, SK Telink, Samsung Networks, LG U+, Korea Cable Telecom, etc.

•	IPTV: SK Broadband, LG U+

•	Mobile Internet (WiBro service): SK Telecom

•	LG U+, or LG Uplus Corp, is the new company name of LG telecom that merged with LG Dacom and LG Powercom effective as of January 1, 2010.

(b) Market Entry Requirements

•	Communication service providers: business operations must be approved by the Korea Communications Commission

•	Specific telecommunications service providers: registration is required

•	Value-added telecommunications service providers: reporting is required

(c) Factors of Competition: service fees, product quality, marketing power, brand value and competitiveness of the distribution network, etc.

(5) Relevant Laws and Government Regulations

(a) Relevant Laws

•	Telecommunications policy-related laws

Telecommunications Basic Act, Telecommunications Business Act (total 7)

•	Radio and broadcasting policy-related laws

Radio Regulation Law

•	Information related laws

Promotion of Information and Communication Basic Act (total 9)

•	Broadcast related laws

Broadcasting Law, Internet Multimedia Broadcasting Business Law (IP-TV related), etc.

(b) Government Regulations

The Korea Communications Commission is responsible for managing the convergence between broadcasting and communications, as well as assuring their independence and role of providing public services. The commission is also responsible for issuing relevant licenses, permits, approvals, policy enactments and other matters relating to the promotion of broadcasting and communications and the enhancement of their global competitiveness.

The statements included in the above sections are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.

B. Current Status of KT

(1) Operations Outlook and Classification of Business

(a) Operations Outlook

The Korean communications market is currently experiencing stagnant growth as major services, including fixed-line telephones, broadband Internet and mobile communications, have reached maturity, caused in part by intense competition in the industry. Despite the unfavorable environment, the convergence of the telecommunications and broadcasting industries, such as IPTV and VoIP, and the convergence of fixed and mobile services (FMC) are leading the growth of the telecommunications market.

On June 1, 2009, KT completed a merger with KTF, its mobile subsidiary, to overcome stagnant growth in the existing communications market, realize growth in new markets, and expand differentiated core capabilities. In addition, KT is also building a solid foundation for growth by introducing new services based on its group synergy, such as QOOK TV SkyLife (hybrid media service providing DMB channels from Skylife and Video on Demand or VOD from QOOK TV, KT’s IPTV) and FMC services. Furthermore, in November 2009, KT was first to introduce Apple’s iPhone to the Korean market to meet the smartphone needs of consumers.

Considering the highly saturated mobile phone market in Korea (99% in 2009 and 101% in 2010—estimate from KT’s Economy and Management Research), potential growth by adding new subscribers or raising voice service plans are limited. In such an environment, however, the mobile data business is considered as a new growth engine. At the end of 2009, KT successfully switched the paradigm of competition from voice to data centered services by exclusively introducing Apple’s iPhone to Korea and launching FMC services. The launching of FMC services, which utilitze KT’s various unique post-merger networks, was the trigger point for pioneering a niche market of converged fixed-mobile telecommunications. Going forward, KT will continue to provide differentiated services based on its diverse network and engage in service quality centered competition, rather than marketing centered competition.

In the broadband Internet arena, KT will aim to improve customer value and marketing power by continuing to provide Fiber-To-The-Home (“FTTH”) services.

KT’s wireless broadband Internet service business, or SHOW WiBro, plans to further expand services to 84 major cities, including the Seoul metropolitan area, and will aim to be a leader in the Mobile 2.0 generation, the next generation of mobile internet services that leverage the social web that emphasizes interactions, collaboration and sharing amongst users.

Also, KT’s IPTV business will focus on actively catering to the TV portal market through its QOOK TV service and, in the long term, by pursuing a leadership position in the communication-broadcasting convergence market.

(b) Operations Subject to Disclosure

KT’s main area of business is the telecommunications sector as classified by the Korea Standard Industry Code.

(2) Market Share

Category	Operator	Market Share for Each Term (%)
		29th Fiscal Year (2010)	28th Fiscal Year (2009)	27th Fiscal Year (2008)	26th Fiscal Year (2007)
Local Telephone (On the Basis of the Number of Subscribers)	KT	86.3	89.9	89.8	90.4
	SK Broadband	11.7	8.4	8.7	8.8
	LG U+	2.0	1.7	1.5	0.8
Mobile Telephone (On the Basis of the Number of Subscribers)	KT	31.6	31.3	31.5	31.5
	SK Telecom	50.6	50.6	50.5	50.5
	LG U+	17.8	18.1	18.0	18.0
Broadband Internet (On the Basis of the Number of Subscribers)	KT	43.1	42.5	43.4	44.3
	SK Broadband	23.1	23.5	22.9	24.9
	LG U+	16.1	15.4	14.1	11.7
	Service Operators	17.7	18.6	19.6	17.5

*	The 2008 and 2009 data was provided by the Korea Communications Commission (www.kcc.go.kr).
*	Broadband internet market share of SK Broadband includes SK Telecom’s resale subscribers.

(3) Market Characteristics

KT maintained approximately 86.3% of the Public Switched Telephone Network (“PSTN”) market share as of December 31, 2010 despite increased marketing efforts by its competitors. For instance, SK Broadband began offering aggressive sales promotions to increase its PSTN subscribers by introducing tariff based on household unit and offering discounts on basic monthly fees and airtime usage charges. LG U+ also competes with its new tariff plan based on household unit called “YO”.

Although PSTN sales and the number of PSTN subscribers are on a gradual decline due to the increased use of mobile phones and VoIP phone services over fixed phones and the paradigm shift from voice to data communications, KT is seeking to mitigate the PSTN sales from further decrease by (i) increasing Average Revenue per User (“ARPU”) through sales of additional services, (ii) increasing customer satisfaction by offering optional calling plans and (iii) retaining existing customers through customer relationship management activities.

Competitions among mobile service providers over new subscribers continue to be intense, and overall revenue and subscriber growth have been slow. According to a report by KT Economics and Management Research Lab, penetration rates in terms of subscribers was 103.9% as of December 31, 2010.

However, as part of its growth strategy, KT plans to improve ARPU, particularly ARPU for data communication services, by providing innovative data services for smart phones utilizing Wi-Fi as well as WCDMA networks. As the sole iPhone handset and services provider in Korea, KT has successfully shifted the market competition from voice to data focused services. In addition to rapid iPhone sales, KT’s smartphone market leadership is strengthened through the introduction of various other smartphone handsets such as Desire HD, Nexus-One and Galaxy K, as well as through offering of competitive data plan products such as one-month data roll-over program or one person data sharing plan (“OPMD”) tariff plan. KT also pioneered the tablet PC market in Korea by introducing the iPad.

To create marketing synergy with KT’s fixed services and to encourage loyal customers to subscribe to KT’s other services, we introduced various services such as unlimited tariff plan among family members and ‘olleh Toong’ tariff plan, a bundled product for Internet, IPTV and PSTN services. Also, to provide differentiated services based on integration between fixed and mobile, KT introduced the “uCloud” service, a cloud computing service, and “olleh KT club”, a fixed mobile integrated loyalty program.

As for broadband Internet, KT seeks to expand its subscriber base by offering high-quality services. In a market marked by intense price competition, KT seeks to lead the market by supplying superior FTTH services in terms of both speed and quality. KT’s ultimate goal is to become a market leader in offering next generation of communication services, such as IPTV and VoIP, to its broadband subscribers by providing high Internet transmission speeds (100 Mbps) for common households.

(4) Status and Forecast of New Businesses

In order to overcome present market obstacles of limited growth in the voice service market and the sluggish growth in the broadband Internet service market, KT has been actively involved in developing a wide range of new businesses with growth prospects.

KT aims to create a digital entertainment world that will enrich its customers’ lives through a ubiquitous environment, which can be accessed through various terminals anytime, anywhere. Furthermore, KT aims to offer customers convenient solutions that they may freely use without time or location limitations and business solutions necessary to raise corporate efficiency and competitiveness. By excelling in these new business areas, KT strives to become a company that aids its clients in meeting their goals and enhancing their value.

WiBro enables portable broadband Internet access services, allowing universal Internet access with high transmission speeds through personal handsets or laptop computers. WiBro was first commercialized in the world using Korean technology, and KT successfully provided commercial WiBro services in limited areas in 2006. Since April of 2007, KT has actively been seeking to provide WiBro services in the Seoul metropolitan area, including various major buildings and university campuses. In October 2008, WiBro services in the Seoul metropolitan area was extended to 19 neighboring cities and the service speeds became twice as fast. Furthermore, in March 2011, KT expanded its 4G WiBro service coverage to 82 cities nationwide and major highways, offering one of the world’s first nationwide data-only network. Currently, anyone may utilize KT WiBro services with personal computers, WiBro-compatible laptop computers, WiBro phones, which combine CDMA mobile phones with WiBro service, Portable Media Players, navigation devices or Dongle, a USB device that can be connected to any laptop computer. In addition, Egg, which is a portable Access Point Device (“AP”) launched at the beginning of 2009, enables customers to enjoy WiBro service with various Wi-Fi embedded devices. KT will continuously try to expand its array of digital devices that are compatible with WiBro services. KT will promote a mobile culture for its customers through KT WiBro, which shall offer not only basic Internet access but also other individually tailored services, such as combined webmails, two-way visual communications, remote controlled home computers, information services linked with real-time search functions and mobile UCC to its users. As a fixed-mobile integrated company after the merger, KT will introduce new services through the convergence of WCDMA, Wi-Fi and WiBro (“3W”), and thus lead the Mobile 2.0 generation, the next generation of mobile communications.

olleh TV is a service that integrates telecommunications and broadcasting services, brought about by accelerated development of high speed broadband Internet and fast conversion of contents into multimedia. olleh TV is a service that provides traditional Internet services, such as information searches, games, message exchanges, and shopping with VOD services, which allow users to watch a variety of contents, such as movies, dramas and educational programs, at any time. From the second half of 2007 to October of 2008, only non-real time VOD services and interactive services were provided due to regulatory restrictions. However, after the enactment of the Korean Internet Multimedia Broadcasting Business Law by the National Assembly in December 2007 and the granting of the IPTV business license to KT on September 8, 2008, KT has been able to provide real-time broadcasting IPTV service starting November 17, 2008. KT provided 122 IPTV channels, approximately 100,000 VOD programs and 92 two-way services as of December 31, 2010. In February 2010, KT introduced the first Open IPTV, where KT broadcast channels and VODs produced by its subscribers.

In order to maintain and expand its subscriber base and heighten competitive edge, KT’s Internet phone provides video communication, SMS and a variety of daily life related services (home ATM, traffic and local news information) in addition to its voice transmission services. As a result of continuous efforts to add new subscribers, KT had 2.7 million VoIP subscribers as of December 31, 2010. Furthermore, the customer base for video services have gradually expanded due to the variety of terminal line-up from mid-end type (LCD 4’) to high-end type (LCD 7’) as well as ‘media phone’ and ‘media robot’ which will be introduced in the fourth quarter. Meanwhile, to secure a stable revenue base, KT is trying to maintain PSTN subscribers through bundling and long-term contracts. By providing VoIP phones as a second phone to PSTN subscribers, KT anticipates more revenue being generated from the VoIP business. KT plans to solidify its customer base through the creation of a new market by offering convergent terminals with value added services and integrated applications.

KT believes that its new businesses will not only bring about new sources of revenue for the company, but also assist KT in maintaining its current fixed-line market share as well as promote its competitiveness in the broadband Internet service market. KT, leveraging on its past success, intends to continue developing new businesses so that it can become a pioneer in the areas of fixed line to mobile consolidation, convergence of telecommunications and broadcasting, and other cross-industry convergence.

The statements included in the above sections are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.

2. Matters Related to Revenue

A. Performance in Terms of Revenue

	(Unit: In Millions of Won)
Business category	29th Fiscal Year (2010)	28th Fiscal Year (2009)(*)	27th Fiscal Year (2008)
Internet	2,492,296	2,386,548	2,418,550
Data	1,316,044	1,450,217	1,650,121
Telephone	4,286,381	4,760,561	5,332,317
Wireless	6,914,452	4,260,674	1,006,638
Merchandise sales(*1)	4,502,887	2,501,230	855,145
Others(*2)	721,456	546,944	522,064
Total	20,233,516	15,906,174	11,784,835

(*)	The revenue from KTF from June-December 2009 has been included as the result of the merger according to the K-GAAP.
(*1)	Hand set sales, etc.
(*2)	Includes system integration business revenues and real estate business revenues.

B. Routes and Methods of Sales

(1) Marketing Organizational Structure (As of March 31, 2011)

•	www.olleh.com: KT’s internet site for attracting new subscribers

•	Customer center: Distribution channel that consults and attracts new subscribers over the phone.

(2) Sales Path

•	Customer center and branch offices offer sales of goods and customer services.

•	Subscription to goods and services through the Internet (www.olleh.com).

•	Attracting new subscribers and increasing cross-sales through business sales agreements and affiliation: sales agencies

(3) Methods and Conditions of Sales

(a) Sales Methods

•

Service fees are paid in cash (wire transfer, direct bank transfer and credit cards). Fixed and wireless telephone services are operated on a unit pricing system or a partial flat rate system, and broadband Internet access service is operated on a flat rate system.

•	Sale of terminals may involve installment payments.

•	Rental of terminals is charged on a monthly basis, and a discounted rate is applied during the contract period.

•	Distribution fees are charged upon installation and additional periodic maintenance fees.

(b) Conditions for Sales

•	Discount of Service Fees in accordance with the Subscription Period

Category	1 Year	2 Years	3 Years	4 Years
olleh Internet	5%	10%	15%	20% (limited to Special)
KORNET (Express/Premium)	5%	10%	15%	—
olleh TV (Live/VOD)	5%	10%	20%	—

•	Additional discounts available for subscribers who have used the following services for at least 3 years

Category	After 3 Year	After 4 Years	After 5 Years	Note
olleh Internet	2%	3%	5%	—
KORNET (Express/Premium)	2% (When subscribers sign up for an additional 1 year agreement)	3% (When subscribers sign up for an additional 2 year agreement)	5% (When subscribers sign up for an additional 3 year agreement)	When subscribers enter into an additional agreement

*	In the case of olleh Internet, there are no additional discounts for subscribers who have used the service for more than 3 years if they renewed the long-term contract or signed for bundling after November 1, 2008.

•	Additional discounts available for olleh Internet subscribers who renewed their contract

Category	Renewal for 1 year		Renewal for 2 years		Renewal for 3 years		Renewal for 4 years
Type A	KRW	1,000	KRW	2,000	KRW	3,000	KRW	4,000
Type B		—		5%		10%		—

•	Optional discount for mobile service in accordance with the Subscription Period (SHOW-king sponsor basic type)

Monthly fee	Period of subscription
	12 months	18 months	24 months
More than KRW 30,000 Up to KRW 40,000	Discount up to KRW 3,000	Discount up to KRW 5,000	100% discount (up to KRW 10,000)
More than KRW 40,000	Additional 10% discount

*	VAT excluded

•	Discount for mobile Gold/i plan (SHOW-king sponsor for Gold/i type)

	(Unit: Won)
Gold type plan	SHOW free 150	SHOW free 250	SHOW free 350	SHOW free 450	SHOW free 650	SHOW free 850	SHOW free 200
Amount of discount per month	2,500	5,000	7,000	11,000	12,000	14,000	25,000

*	VAT excluded

i Type Plan	Slim	Lite/Talk	Value	Medium	Special	Premium
Amount of discount per month	5,000	8,000	10,000	13,000	16,000	22,000

*	VAT excluded

•	Mobile Bundling Plans

	(Unit: Won/Month, VAT excluded)
Type	Basic fee	Total amount of usage	Complementary beneficiaries			Additional beneficiaries
			Voice (minute)	SMS	Discount rate(Max)	Youth- only SMS	Bundling beneficiary	1
Mobile Toong(Single)	35,000	38,500	245	1,350	9%	—	Unlimited voice call time among family members	1~5
Mobile Toong(Small)	65,000	72,000~120,000	566	3,000	46%	500
Mobile Toong(Medium)	95,000	122,000~170,000	1,019	5,500	44%	1,000
Mobile Toong(Large)	125,000	172,000~220,000	1,481	8,000	43%	2,000

•	Unlimited 3G data plan

•	Subscribers who signed up for the basic fee of 55,000 or above in i-type and smart sponsor can use unlimited 3G data service with no additional charge.

	(Unit: Won, Minute)
		Carryover data plan			Unlimited data plan
Basic Fee		i-Slim	i-Talk	i-Lite	i-Value	i-Medium	i-Special	i-Premium
		35,000	45,000	45,000	55,000	65,000	79,000	95,000
Beneficiaries	Voice	150	250	200	300	400	600	Unlimited on-net 800 minutes free off- net
	SMS	200	300			400	600	1,000
	Data				Unlimited 3G data
		100MB	100MB	500MB
		Unlimited WiFi data

*	Please refer to the explanations for each service provided on their respective websites or the relevant terms and conditions for further details.

(4) Sales Strategy

Our main sale strategy is to provide differentiated experience for our customers by providing various bundled products at competitive prices.

(a) Mobile Service

•	Enhancing leadership and competitiveness in smart phone and emerging device market: expanding smart phone subscriber base and pioneering the tablet PC market

•	Strengthening competitiveness by utilizing a differentiated network: Building a differentiated ‘Mobile Wonderland’ (a network usage environment) based on 3W(3G/WiFi/WiBro) network

•	Controlling marketing expenses by introducing a new sales program which provides special tariff discount instead of handset subsidy

•	Strengthen customer retention policy targeting the long-term contract customers whose contract period is matured.

•	Promote specialized high-quality products and increase sales through up-selling and retention of existing customers

(b) Broadband Internet Service

•	Strengthen competitiveness in both quality and speed by offering FTTH

•	Satisfy a diverse range of customer needs and provide differentiated services through development and offering of additional services

•	Promote specialized high-quality and optimized products and increase sales through up-selling and retention of existing customers

(c) Telephone Service

•	Minimize PSTN line loss by customer segmentation

•	Provide more benefits to customers by bundling services.

•	Promote KT’s VoIP phones to existing PSTN subscribers as their second phones to increase PSTN+VoIP bundled subscribers.

•	Retain PSTN subscribers who wish to switch their PSTN phone to VoIP phone by offering our own VoIP solution.

•	Enhance ARPU by developing new business model.

(d) WiBro Service

•	Increase subscriber base by expanding distribution channels and terminal competitiveness.

•	Execute special marketing program (opening interactive stores, establishing WiBro U-Campus, launching a laptop rental businesses, target marketing toward securities companies)

•	Stimulate early market interest through promotional rate plans and package products

(e) IPTV Service

•	Promote IPTV products to our existing internet subscribers.

•	Expand client base by offering free set-top box rentals (with a 3-year subscription contract) and opportunities to experience KT services

•	Increase synergy with Skylife, our satellite TV subsidiary, by providing hybrid product through which people can enjoy Satellite HD channels as well as VOD libraries.

3. Research and Development Activities

A. Research and Development Costs

		(Units: In Millions of Won)
	Category	2010	2009	2008	Note
	Raw Materials	—	—	—	—
	Labor Costs	47,156	59,490	69,256
	Depreciation	77,778	66,109	51,637	—
	Commissions	3,870	6,692	14,027	—
	Others	392,445	238,868	214,263	—
	Total R&D Costs	521,249	371,159	349,183	—
Accounting Treatment	Research and Ordinary Development Costs	278,728	251,141	260,445
	Development Costs (Intangible Assets)	242,521	98,042	111,401
	Percentage of R&D Costs over Revenue	2.58%	2.33%	2.96%	—

4. Other Matters Necessary for Making Investment Decisions

A. Intellectual Property Rights

•	KT holds 5,945 domestic patents and 456 overseas patents as of December 31, 2010.

III. Financial Information

1. Summary of Financial Statements (Consolidated)

As of the end of December 31

(in Millions of Won)

Classification	2010	2009	2008	2007	2006
Current Assets	8,072,631	7,971,849	7,073,826	5,642,799	5,981,420

• Quick Assets	7,416,800	7,272,447	6,648,985	5,343,695	5,744,225

• Inventory	655,831	699,402	424,841	299,104	237,195

Fixed Assets	19,640,828	18,648,468	19,064,778	18,484,086	18,261,914

• Investments	783,191	561,370	546,000	470,195	533,947

• Tangible Assets	15,227,858	14,774,560	15,188,631	15,288,002	15,167,429

• Intangible Assets	1,232,866	1,279,500	1,474,238	1,735,323	1,959,591

• Other Non-Current Assets	2,396,913	2,033,038	1,855,909	990,566	600,947
Total Assets	27,713,459	26,620,317	26,138,604	24,126,885	24,243,334
Current Liabilities	7,429,630	6,941,223	5,241,028	5,078,621	5,423,115
Fixed Liabilities	8,788,157	9,011,655	9,809,678	7,910,498	8,122,915
Total Liabilities	16,217,787	15,952,878	15,050,706	12,989,119	13,546,030
Capital	1,564,499	1,564,499	1,560,998	1,560,998	1,560,998
Capital Surplus	1,449,777	1,448,569	1,440,633	1,440,777	1,292,475
Capital Adjustments	(1,262,534)	(2,165,728)	(3,994,736)	(3,983,929)	(3,817,717)
Accumulated Comprehensive Income	(82,647)	(44,542)	10,879	142	5,772
Retained Earnings	9,364,731	9,573,769	9,814,115	9,843,775	9,400,068
Minority Interest	461,846	290,872	2,256,009	2,276,003	2,267,252
Total Capital	11,495,672	10,667,439	11,087,898	11,137,766	10,697,304

For the years ended December 31 (in Millions of Won)

Classification	2010	2009	2008	2007	2006
Revenues	21,331,313	19,643,812	19,592,949	18,660,082	17,824,880
Operating Income	2,175,082	966,459	1,440,280	1,745,341	2,383,376
Income from Continuing Operations	1,189,930	607,300	539,337	1,096,774	1,509,721
Net Income	1,192,542	609,695	513,290	1,170,978	1,509,717
Consolidated Net Income	1,168,005	494,846	449,810	1,056,227	1,291,863
Number of Consolidated Companies	40	36	33	28	23

2. Summary of Financial Statements (Non-Consolidated)

(in Millions of Won)

Classification	2010	2009	2008	2007	2006
Current Assets	6,111,816	6,474,579	3,778,105	3,310,412	3,239,188

• Quick Assets	5,552,365	5,867,770	3,610,564	3,188,309	3,146,206

• Inventory	559,451	606,809	167,541	122,103	92,982

Fixed Assets	17,989,191	17,867,896	14,906,817	14,606,770	14,723,145

• Investments	1,510,633	1,274,670	3,517,906	3,458,580	3,661,067

• Tangible Assets	13,947,841	14,203,832	10,428,674	10,448,618	10,398,084

• Intangible Assets	1,137,978	1,206,587	397,046	439,738	470,782

• Other Non-Current Assets	1,392,739	1,182,807	563,191	259,834	193,212
Total Assets	24,101,007	24,342,475	18,684,922	17,917,182	17,962,333
Current Liabilities	6,112,774	5,684,276	2,585,875	2,991,341	3,270,249
Fixed Liabilities	6,947,341	8,259,945	7,267,158	6,065,948	6,143,004
Total Liabilities	13,060,115	13,944,221	9,853,033	9,057,289	9,413,253
Capital	1,564,499	1,564,499	1,560,998	1,560,998	1,560,998
Capital Surplus	1,449,777	1,448,569	1,440,633	1,440,777	1,440,910
Capital Adjustments	(1,262,534)	(2,165,728)	(3,994,736)	(3,983,929)	(3,817,717)
Accumulated Comprehensive Income	(82,647)	(44,542)	10,879	(818)	10,978
Retained Earnings	9,371,797	9,595,456	9,814,115	9,842,865	9,353,911
Total Capital	11,040,892	10,398,254	8,831,889	8,859,893	8,549,080

(in Millions of Won)

Classification	2010	2009	2008	2007	2006
Sales	20,233,516	15,906,174	11,784,835	11,936,382	11,856,009
Operating Income	2,053,297	611,550	1,113,389	1,433,722	1,756,228
Net Income	1,171,866	516,533	449,810	981,967	1,233,449

IV. Auditors’ Opinion

1. Auditor

2010	2009	2008
Samil PwC	Deloitte Anjin LLC	Deloitte Anjin LLC

2. Audit (or Review) Opinion

Term	Audit (or Review) Opinion	Issues noted
2010	Unqualified	Not Applicable
2009	Unqualified	Not Applicable
2008	Unqualified	Not Applicable
2007	Unqualified	Not Applicable

3. Remuneration for Independent Non-Executive Auditors for the Past Three Fiscal Years

A. Audit Contracts

		(Units: In Millions of Won, Hours)
Term	Auditor	Contents	Fee	Total Hours
2010	Samil PwC	Quarterly and semi-annual review of financial statements Non-consolidated financial statements audit Consolidated financial statements audit US GAAP financial statements audit	2,590	36,159
2009	Deloitte Anjin LLC	Quarterly and semi-annual review of financial statements Semi-annual review of consolidated financial statements Non-consolidated financial statements audit Consolidated financial statements audit US GAAP financial statements audit	2,786	41,545
2008	Deloitte Anjin LLC	Quarterly and semi-annual review of financial statements Semi-annual review of consolidated financial statements Non-consolidated financial statements audit Consolidated financial statements audit Kaesong Branch Office audit US GAAP financial statements semi-annual review US GAAP financial statements audit	2,319	33,858

V. Management and Affiliated Companies

1. Overview of the Board of Directors and Committees under the Board

A. Matters on the Board of Directors

(1) Organization

As of March 31, 2011, Board of Directors of KT Corp. consists of 11 Directors. (3 Inside Directors and 8 Outsider Directors) Under the Board of Directors, KT has six different Committees as follows; Corporate Governance Committee, Audit Committee, Outside Director Candidate Recommendation Committee, Evaluation & Compensation Committee, Executive Committee, and Related-Party Transaction Committee. The Board of Directors may establish additional committees if necessary.

(2) Major Activities of the Board of Directors

Order	Date	Subject	Result of Discussion
First	Jan. 29, 2010	Proposal on assurance for Ansan U-Complex Business	Original proposal approved
		Approval of financial statements of the 28th term	Original proposal approved
		Business reports of the 28th Term	Original proposal approved
		Plan for issuance of bonds for 2010	Original proposal received
		Proposal on the reformation of corporate governance	Original proposal approved

Second	Feb. 11, 2010	Proposal on the amendment of the articles of incorporation	Amended proposal approved
		Agreement on the recommendation of non-independent Directors	Original proposal approved
		Proposal on the recommendation of members of audit committee	Original proposal approved
		Proposal on the limit on remuneration of Board of Directors	Original proposal approved
		Proposal on the compensation and payment system for Board of Directors	Original proposal approved
		Proposal on the amendment of the severance payment regulation for senior management	Original proposal approved
		Approval of financial statements of the 28th term	Original proposal approved
		Convocation of annual general meeting of shareholders of 28th term	Original proposal approved
		Report on operational condition of internal accounting management system	Original proposal received
		Proposal on the execution of call option on Skylife	Original proposal approved
		Report on ROA status and strategies for improvement of real estate business	Original proposal received
		Audit committee’s report on operational condition of internal accounting management system	Original proposal received
		Report on the validity of the audit committee	Original proposal received

Third	Mar. 12, 2010	Appointment of the Chairman of the Board of Directors and the proposal on the organization of committees under the Board of Directors	Chairman of BOD and members of committees appointed
		Amendment to the policies on the Board of Directors and committees	Original proposal approved
		Report on current status and plan for improvement of management performance of subsidiary companies	Original proposal received
		Report on acquisition of Keum-Ho Rent-A-Car and proposal on capital increase	Original proposal approved
		Report on transactions under KRW 15 billion with other entities for 2009	Original proposal received
		Plan for building hot-line for chairman of audit committee	Original proposal received

Fourth	Mar. 17, 2010	Approval on the payment for new frequency acquisition	Original proposal approved

Fifth	Apr. 29, 2010	Proposal on funding for Korea Mobile Internet Business Association	Original proposal approved
		Proposal on renewal of contract with KIF investment fund	Original proposal approved
		Proposal on disposition of treasury shares for long-term performance based incentive payment	Original proposal approved
		Proposal on plans for the payment of long-term incentive for 2010	Conditionally approved
		Proposal on the method of payment for stock-options granted in the past	Original proposal approved
		Plan for postponed incentive payments	Original proposal approved
		Report on statement of accounts for the first quarter of 2010 fiscal year	Original proposal received

Sixth	May. 14, 2010	Proposal on C project plan	Original proposal approved
		Proposal on disposition of newly established non-car rental business unit of KT Rental	Original proposal approved

Seventh	July 16, 2010	Proposal on establishment of Wibro Infrastructure Corporation (WIC)	Original proposal approved
		Proposal on establishment and operation of fund for enhancement of core capability	Original proposal approved

Eighth	July 29, 2010	Plan for processing of stock-options of retired executive officers	Original proposal approved
		Report on statement of accounts for the first half of 2010 fiscal year	Original proposal received

Ninth	Oct. 28, 2010	Proposal on establishing a fund for domestic integrated app store development	Original proposal approved
		Report on statement of accounts for the third quarter of 2010 fiscal year	Original proposal received
		Report on business results of investee companies	Original proposal received

Tenth	Dec. 10, 2010	Report on strategies of real estate business through specialized real estate corporate	Original proposal received
		Proposal on funds for internal labor welfare fund	Original proposal approved
		Proposal on strategies for mid-term (2015) business and for the fiscal year 2011	Original proposal approved
		Proposal on Paul Project Plan	Original proposal approved
		Establishment of the Outside Director Candidates Recommendation Committee	Original proposal approved

(3) The Status of Committees under the Board of Directors

(a) Organization of the Committees under the Board of Directors (As of March 31, 2011)

Title	Organization	Name (after March 11, 2011)	Purpose of Establishment and Authority	Note (Before March 11, 2011)
Corporate Governance Committee	4 Outside Directors, & 1 non- independent Directors	Choon Ho Lee (Chairperson) E. Han Kim Jeung Soo Huh Hae-Bang Chung Hyun-Myung Pyo	Improvement of Corporate Governance	Choon Ho Lee (Chairperson) E. Han Kim Jeung Soo Huh Chan-Jin Lee Hyun-Myung Pyo

Evaluation & Compensation Committee	4 Outside Directors	Jeung Soo Huh (Chairperson) Choon Ho Lee Jong-Hwan Song Chan-Jin Lee	Management Agreement with the CEO and Assessment	Jeung Soo Huh (Chairperson) Choon Ho Lee Jong-Hwan Song Chan-Jin Lee

Executive Committee	3 non- independent Directors	Suk Chae Lee (Chairperson) Sang Hoon Lee Hyun Myung Pyo	Management and financial matters authorized by the Board of Directors	Suk-Chae Lee (Chairperson) Sang Hoon Lee Hyun Myung Pyo

Related-party Transaction Committee	4 Outside Directors	Jong-Hwan Song (Chairperson) Chan-Jin Lee Hyun Nak Lee Byong Won Bahk	Internal transactions that require resolution by the Board of Directors as stipulated by the ‘Antitrust Regulation and Fair Trade Law’ and ‘Securities and Exchange Act’	Jeong-Suk Koh (Chairperson) Joon Park Jong-Hwan Song Hae Bang Chung

Outside Director Candidate Recommendation Committee	See V. Management and Affiliated Companies 1. Overview of the Board of Directors and Committees under the Board A. Matters on the Board of Directors (4) Independence of the Board of Directors			—

Audit Committee	See V. Management and Affiliated Companies B. Audit Committee			—

(b) Activities of the Committees under the Board of Directors

Corporate Governance Committee

Meeting Date	Agenda	Results of discussion	Independent and Non-Executive Directors				Executive Directors
			Choon Ho Lee	E. H Kim	Jeung Soo Huh	Chan Jin Lee	Hyun Myung Pyo
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
Voting Result

May 26, 2010	Proposal on management plan of Corporate Governance Committee for 2010	Original proposal approved	For	For	For	For	For

Jul. 29, 2010	Proposal on improvement of corporate governance system	Original proposal approved	For	For	For	Absent	For

Oct. 26, 2010	Proposal on improvement of corporate governance system	Original proposal approved	For	For	Absent	For	For

Dec. 10, 2010	Proposal on improvement of corporate governance system	Original proposal approved	For	For	For	For	For

Evaluation & Compensation Committee

Meeting Date	Agenda	Results of discussion	Independent and Non-Executive Directors
			Jeong Suk Koh	InMan Song	Choon Ho Lee	Jeung Soo Huh
			Attendance 100%	Attendance 86%	Attendance 33%	Attendance 100%
Voting Result

Jan. 27, 2010	Result of CEO management assessment for 2009	Original proposal approved	For	For	Absent	For
	Proposal on payment system for CEO and standing directors	Original proposal approved	For	For	Absent	For

Feb. 10, 2010	Proposal on the Limit on remuneration of Directors for 2010	Original proposal approved	For	For	Absent	For
	Proposal on remuneration standards and payment methods for Standing Directors	Original proposal approved	For	For	Absent	For
	Proposal on retirement payment standards revision	Original proposal approved	For	For	Absent	For

Feb. 25, 2010	CEO management goal for 2010	Re-Proposition	Against	Against	Absent	Against

Mar. 5, 2010	CEO management goal for 2010	Original proposal approved	For	Absent	For	For

•	Members of the committee re-elected on March 12, 2010: (Jeong Soo Huh, Choon Ho Lee, Jong Hwan Song, and Chan Jin Lee)

Meeting Date	Agenda	Results of discussion	Independent and Non-Executive Directors
			Jeong Soo Huh	Choon Ho Lee	Jong Hwan Song	Chan Jin Lee
			Attendance 100%	Attendance 33%	Attendance 100%	Attendance 100%
Voting Result

Apr. 28, 2010	Proposal on long-term incentive payment for 2009	Original proposal approved	For	For	For	For
	Proposal on long-term incentive grant in 2010	Original proposal approved	For	For	For	For
	Proposal on the method of payment for granted stock-options granted in the past	Original proposal approved	For	For	For	For

Jul. 29, 2010	Plan for process of stock-options of retired executive officers	Original proposal approved	For	absent	For	For
	Result of CEO management assessment for first half of 2010	Original proposal received	For	absent	For	For

Executive Committee

Meeting Date	Agenda	Results of discussion	Executive Directors
			Suk-Chae Lee	Sasng Hoon Lee	Hyun Myung Pyo
			Attendance 100%	Attendance 100%	Attendance 100%
Voting Result

Jan. 18, 2010	Establishment, relocation, renaming and closing of branches	Original proposal approved	For	For	For

Jan. 25, 2010	Proposal on issuance of corporate bonds in 1Q and 2Q 2010	Original proposal approved	For	For	For

Mar. 8, 2010	Proposal on branch name change and branch relocation	Original proposal approved	For	For	For

Mar. 22, 2010	Proposal to donate certain facilities related to the establishment of broadband mobile traffic information system	Original proposal approved	For	For	For

Mar. 23, 2010	Proposal to award 2010 KT IT-Master Scholarship	Original proposal approved	For	For	For

Apr. 5, 2010	Proposal to award KT Company-Labor Union Youth Scholarship	Original proposal approved	For	For	For

Apr. 8, 2010	Relocation of branches	Original proposal approved	For	For	For

Apr. 21, 2010	Establishment of new branch	Original proposal approved	For	For	For

May 7, 2010	Proposal on sponsorship for ‘Daegu FC’	Original proposal approved	For	For	For

May 19, 2010	Sponsoring Korea Digital Media Industry Association	Original proposal approved	For	For	For

May 27, 2010	Relocation of branches	Original proposal approved	For	For	For

Sep. 17, 2010	Closing of branches	Original proposal approved	For	For	For
	Proposal on issuance of corporate bonds in 4Q 2010.	Original proposal approved	For	For	For
	Proposal on WIC project	Original proposal approved	For	For	For

Dec. 16, 2010	Proposal on Paris Project plan	Original proposal approved	For	For	For

Dec. 22, 2010	Proposal on issuance of corporate bonds in 1Q 2011	Original proposal approved	For	For	For

(4) Independence of the Board of Directors

(a) Independence of appointing BOD members

In order to secure independence and transparency, all candidates to the Board of Directors should be selected and must receive approvals from the general meeting of shareholders. Also, the outside research and advisory service may be conducted if necessary.

(b) Appointment of new Directors

Name	Expertise	Recommendation	Committees	Inside trading, relationship with major shareholders
Choon Ho Lee	Media Business	Outside Director Candidate Recommendation Committee	Corporate Governance Committee(Chairman)/ Evaluation & Compensation Committee	No
Jeung Soo Huh	New Energy Business	Outside Director Candidate Recommendation Committee	Corporate Governance Committee/ Evaluation & Compensation Committee(Chairman)	No
Jong Hwan Song	Global Business	Outside Director Candidate Recommendation Committee	Evaluation & Compensation Committee / Related-party Transaction Committee	No
Chan Jin Lee	Broadcasting/ Telecommunication and Internet	Outside Director Candidate Recommendation Committee	Corporate Governance Committee/ Evaluation & Compensation Committee	Dreamwiz Corp.’s “twtkr.com” will be serviced through olleh.com for 5 years at KRW 370 million

(c) Establishing separate committee to appoint new directors

Name	Whether Outside Director	Note
E. Han Kim	O	The number of the outsider Directors should be more than 50%
Jeong Suk Koh	O
Joon Park	O
Choon Ho Lee	O
Jeung Soo Huh	O
Hyun Myung Pyo	X

Outside Director Candidate Recommendation Committee

			Independent and Non-Executive Directors					Executive Director
			E. Han Kim	Jeong-Suk Koh	Joon Park	Choon Ho Lee	Jeung Soo Huh	Hyun Myung Pyo
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%

Meeting Date	Agenda	Results of discussion	Voting Result
Jan. 21, 2010	Plan on supporting recommendation of outside director candidate	Original proposal approved	For	For	For	For	For	For

Jan. 28, 2010	Selecting outside director candidate	Original proposal approved	For	For	For	For	For	For

Feb. 8, 2010	Finalization of outside director candidates	Original proposal approved	For	For	For	For	For	For

B. Audit Committee

(1) Matters on Audit Institution

(a) Establishment and Method of Organization of the Audit Committee (Auditors)

•	Purpose of operational regulations for the Audit Committee

•	To regulate matters necessary for effective operation of the Audit Committee

•	Rights and Duties

•

The Audit Committee may audit the Company’s accounting and business affairs, and demand, whenever necessary, the Directors of the Company to report on the relevant matters thereof. The Audit Committee may handle the matters provided for under the relevant statutes, the Articles of Incorporation or the operational rules of the Audit Committee and other matters as authorized by the Board of Directors.

•	Members of the Audit Committee shall be appointed by a resolution of the general meeting of shareholders, and at least one financial expert must be appointed as a member.

(b) The Audit Committee’s Internal Procedures for Access to Management Information Necessary for Audit

•	Types of Meetings

•	The Audit Committee shall hold a regular meeting in the first month of every quarter of each year and may hold an extraordinary meeting whenever necessary.

•	Right of Convocation

•	The Audit Committee meetings shall be convened by the Chairman of the Audit Committee upon the request of the President or a member of the Audit Committee.

•	Convocation Process

•

The Chairman shall send every member of the Committee a notice specifying date, location and agenda of the meeting through facsimile, telegram, registered mail or other electronic measures, at least 3 days prior to the date of the meeting.

•	The Committee shall deliberate on or resolve the following matters:

•	Matters on the General Meeting of Shareholders

•	Request to the Board of Directors to convene an Extraordinary Meeting of Shareholders

•	Investigate and testify on agenda of, and documents provided at, the General Meeting of Shareholders

•	Matters on Directors and Board of Directors

•	Report to the Board of Directors on a Director’s activities that are in violation of relevant statutes or the Articles of Incorporation

•	Preparation and submission of an Audit Report on financial statements that are to be submitted to the General Meeting of Shareholders

•	Injunction on illegal activities of a Director

•	Request for a report on the performance of Directors

•	Assessment report of operational status of internal accounting management system

•	Assessment report on Audit Committee

•	Matters authorized by the Board of Directors

•	Matters on Audit

•	Request on performance of Directors or investigation on business and financial status of the Company

•	Investigation on subsidiaries under the Korean Commercial Code

•	Receipt of report from a Director

•	Representation of the Company in a lawsuit between a Director and the Company

•	Decision on initiation of a lawsuit upon a minority shareholder’s request for initiation of a suit against Directors

•	Approval for appointment, change or dismissal of an external auditor (the “Auditor”)

•	Receipt of reports made by the Auditor on a Director’s misconduct in the course of performing his duties or a material fact that is in violation of relevant statutes or the Articles of Incorporation

•	Receipt of reports made by the Auditor on the Company’s violation of accounting standards, etc.

•	Assessment on audit of the Auditor

•	Assessment on independence of the Auditor

•	Pre-approval on services provided by the Auditor

•	Auditing plans for the year and the audit result

•	Assessment of the internal control system

•	Verification of corrective measures regarding audit results

•	Approval for appointment and proposal for dismissal of a person in charge of internal audit

•	Review of feasibility of material accounting policies and change in accounting estimates

•	Review on soundness and propriety of corporate financing and accuracy of financial reports

•	Establishment of a whistle-blowing system

•	Other Matters Provided by the Relevant Statutes and the Articles of Incorporation

•	The Audit Committee may, whenever necessary, require internal audit organization to separately report on its audit activities

(c) Personal Information of Members of the Audit Committee (As of March 31, 2011)

Name	Experience	Note
E. Han Kim

•   Ph.D. in Finance, State University of New York

•   Independent Director and Non-Executive Chairman of the Board of Directors, POSCO

•   (Present) Tenured professor and Director of Financial Research, University of Michigan

Outside director

Hae Bang Chung	• M.A in Economics, Vanderbilt University • 6th Deputy Minister, Ministry of Strategy and Finance • (Present) Professor, College of Law, Konkuk University	Outside director

Hyun Nak Lee	• M.A. in Economics, Seoul National University • Executive Director and Chief Editor, Donga Ilbo Daily • President, Kyeonggi Ilbo Daily	Outside director

Byong Won Bahk

•   M.A. in Economics, Washington University

•   7th Vice-Minister, Ministry of Finance and Economy (currently Ministry of Strategy and Finance)

•   Chairman of Board of Directors, Woori Finance Holdings and Chairman Board of Directors, Woori Bank

Outside director

(2) Major Activities of the Audit Committee (Auditor)

Order	Date	Subject	Result of Discussion	Note
First	Jan. 27, 2010	Approval of financial statements for 28th term	Original proposal approved	-
		Report of business report for 28th term	Original proposal approved
		Report of final audit for fiscal year 2009	Conditional approval

Second	Feb. 11, 2010	Appointment and remuneration of independent auditor for consolidated companies for fiscal year 2010	Original proposal approved	-
		Report on operating result of internal accounting management system for fiscal year 2009	Original proposal received
		Report on operational condition of internal accounting management system for fiscal year 2009 (prepared by audit committee)	Original proposal received
		Report on validity of the audit committee	Original proposal received

Third	Feb. 25, 2010	Report on agenda of the annual general meeting of shareholders for 28th term and result on document review	Original proposal received	-
		Audit report for the annual general meeting of shareholders for 28th term	Original proposal received
		Report on audit records for 2009 and audit plan for 2010	Original proposal received
		Evaluation report on operational status of internal compliance device of the audit committee	Original proposal received

Fourth	Mar. 17, 2010	Appointment of the chairman of Audit committee	Chairman appointed	-
		Approval of remuneration of independent auditor for consolidated companies for fiscal year 2010	Original proposal approved
		Report on the result of consolidated statement of account for fiscal year 2009	Original proposal received

Fifth	Apr. 26, 2010	Approval of remuneration of independent auditor for consolidated companies for fiscal year 2010	Original proposal approved	-
		Report on statement of accounts for the first quarter of fiscal year 2010	Original proposal received
		Report of audit performance for the first quarter of 2010 and audit plan	Original proposal received

Sixth	Jun. 24, 2010	Report on filing of Form 20-F for fiscal year 2009	Original proposal received	-

Seventh	Jul. 29, 2010	Approval of remuneration for audit and non-audit services of independent auditor of consolidated companies for fiscal year 2010	Original proposal approved
		Report on statement of accounts for the first half of fiscal year 2010	Original proposal received
		Report of final audit for first half of fiscal year 2010	Original proposal received
		Report of audit performance for the first half of 2010 and audit plan for third quarter of 2010	Original proposal received

Eighth	Aug. 12, 2010	Pre-approval of remuneration of independent auditor for non-audit services	Re-proposed
		Pre-approval of remuneration of independent auditor for consolidated company (KTR) for fiscal year 2010	Original proposal approved

Ninth	Oct. 26, 2010	Approval of remuneration of independent auditor for consolidated companies for fiscal year 2010	Original proposal approved
		Report on statement of accounts for the third quarter of fiscal year 2010	Original proposal received
		Report of audit performance for the third quarter of 2010 and audit plan for the fourth quarter of 2010	Original proposal received

Tenth	Nov. 16, 2010	Pre-approval of remuneration of independent auditor for audit services	Original proposal approved

C. Matters on Shareholder’s Exercise of Voting Right

(1) Adoption of Cumulative Voting System

Automatic introduction of the cumulative voting system was implemented following the completion of the privatization process in 2002.

(2) Adoption of the Written Voting System or Electronic Voting

Adoption of the written voting system in accordance with the changes in the Articles of Incorporation at the 23rd General Meeting of Shareholders (March 11, 2005)

D. Remuneration to Executive Officers

(1) Remuneration paid to Directors (including Outside Directors) and Members of the Audit Committee (Auditors)

(Unit: Hundred Million Won)

Category	Total Amount Paid	Amount Approved by the General Meeting of Shareholders	Average Amount Paid per Person	Fair Value of Stock Option	Weight	Reference
3 Non-Independent Directors	45.4	65	15.1	—	—	—
8 Outside Directors	4.8		0.6	—	—	—

•	Excludes performance-based compensation paid to Outside Directors during 1Q 2010 (which was included in the business report for fiscal year 2009, where it applied).

(2) Grant and Exercise of Stock Option

As of December 31, 2010	(Unit: Won, Shares)

Holder	Position	Date of Grant	Shares to be given upon exercise	Type of Share	Changed Volume			Unexercised	Period for Exercise	Exercise Price
					Granted	Exercised	Revoked
Woo Sik Kim	Standing Director	3/25/2002	Treasury Shares	Common Shares	4,171			*4,171	3/25/2005 ~ 3/24/2010	62,814
Won Pyo Hong	Standing Director	3/25/2002	Treasury Shares	Common Shares	4,171			*4,171	Same as above	62,814
Min Hee Lee	Standing Director	3/25/2002	Treasury Shares	Common Shares	4,171			*4,171	Same as above	62,814
Ju Young Song	Standing Director	3/25/2002	Treasury Shares	Common Shares	4,171			*4,171	Same as above	62,814
Ee Sun Kim	Standing Director	3/25/2002	Treasury Shares	Common Shares	3,883			*3,883	Same as above	62,814
Jung Woong Kim	Outside Director	9/8/2003	Treasury Shares	Common Shares	7,120	3,596	3,524	0	9/9/2005 ~ 9/8/2010	41,711
Il Chong Nam	Outside Director	9/8/2003	Treasury Shares	Common Shares	7,120	3,596	3,524	0	Same as above	41,711
Sung Chul Chun	Outside Director	9/8/2003	Treasury Shares	Common Shares	7,120	3,596	3,524	0	Same as above	41,711
Young Ju Cho	Standing Director	9/8/2003	Treasury Shares	Common Shares	43,154	40,809	2,345	0	Same as above	41,711
In Moo Huh	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	28,769	3,236	25,533	0	Same as above	41,711
Ju Young Song	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	28,769	27,245	1,524	0	Same as above	41,711
Min Hee Lee	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	21,577	20,404	1,173	0	Same as above	41,711
Soo Sung Jung	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	21,577	20,404	1,173	0	Same as above	41,711

Seo Hwan Cho	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	21,577	20,404	1,173	0	Same as above	41,711
Hyun Myung Pyo	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	21,577	20,404	1,173	0	Same as above	41,711
Heon Chul Shin	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	21,577	—	21,577	0	Same as above	41,711
Moon Ho Lee	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	21,577	—	21,577	0	Same as above	41,711
Tae Bum Noh	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	21,577	—	21,577	0	Same as above	41,711
Ki-Chul Kim	Non-standing Director	9/8/2003	Treasury Shares	Common Shares	21,577	20,404	1,173	0	Same as above	41,711
Hyun Joon Chang	Standing Director	9/16/2003	Treasury Shares	Common Shares	5,200	—	2,200	*3,000	9/17/2005~ 9/16/2010	57,000
Hee Chang Noh	Standing Director	2/4/2005	Treasury Shares	Common Shares	60,000	—	16,847	43,153	2/5/2007 ~ 2/4/2012	54,600
Hong Ki Kim	Outside Director	3/4/2005	Treasury Shares	Common Shares	6,976	—	—	6,976	3/5/2007~ 3/4/2012	42,684
Jae Chul Lee	Outside Director	3/4/2005	Treasury Shares	Common Shares	6,976	—	—	6,976	Same as above	42,684
Ki Kwon Do	Outside Director	3/4/2005	Treasury Shares	Common Shares	6,976	—	—	6,976	Same as above	42,684
Deok Nam Hwang	Outside Director	3/4/2005	Treasury Shares	Common Shares	6,976	—	—	6,976	Same as above	42,684
Hoon Han	Non-standing Director	3/4/2005	Treasury Shares	Common Shares	21,577	—	5,967	15,610	Same as above	42,684
Young Do Hong	Non-standing Director	3/4/2005	Treasury Shares	Common Shares	21,577	—	3,736	17,841	Same as above	42,684
Tae Keun Kim	Non-standing Director	3/4/2005	Treasury Shares	Common Shares	21,577	—	3,736	17,841	Same as above	42,684

Total	—	—	—	—	473,070	217,549	143,056	112,465	—	—

The weighted-average of the non-exercise stock option as of December 31, 2010: Won 48,468

(1) Pursuant to the Merger Agreement, former KTF’s unconverted stocks were reflected as adjusted by number and exercise price according to the merger ratio (addition of total 319,665 shares).

(2) Position is as of the date of the stock option grant.

(3) Difference between the number of shares granted and the number of shares with stock option unexercised is due to adjustment of number of granted shares that are dependent on management results and duration of continuous service.

*	Unexercised stock options expired as of December 31, 2010 (excluding expired stock options, 88,898 shares of unexercised stock options remain).

2. Equity Investment

[As of December 31, 2010]	(Unit : In Share, Millions of Won, %)

Name of Company or Item	Purpose	Beginning Balance			Increase (Decrease)			End Balance			Financial Facts (Latest fiscal year)
		Number of Shares	Equity Ratio	Book Value	Number of Shares	Acquisition (disposal)	P/L on Valuation	Number of Shares	Equity Ratio	Book Value	Total Asset	Net Profit
KT Powertel Co. Ltd.	Business promotion	7,771,418	44.9%	37,419	—	—	6,096	7,771,418	44.8%	43,515	165,838	13,592
KT Networks Corporation	Business promotion	2,000,000	100.0%	48,684	—	—	2,526	2,000,000	100.0%	51,210	171,875	2,321
KT Linkus co., Ltd.	Business promotion	2,941,668	93.8%	6,282	—	—	1,288	2,941,668	93.8%	7,570	68,458	1,237
Telecop Service Co. Ltd.	Business promotion	5,765,911	88.8%	26,045			4,329	5,765,911	88.8%	30,374	130,410	4,874
KT Venture Investment Fund No.2	Investment	5,000	94.3%	4,780	—	—	60	5,000	94.3%	4,840	5,200	24
KT Hitel	Active in management	22,750,000	65.9%	120,078	—	—	(949)	22,750,000	65.9%	119,129	223,225	(2,739)
KT Submarine Co., Ltd.	Active in management	1,617,000	36.9%	24,370	—	—	1,127	1,617,000	36.9%	25,497	99,180	4,371
KT Commerce, Inc.	Business promotion	266,000	19.0%	1,782	—	—	278	266,000	19.0%	2,060	42,787	1,464
KT Technologies, Inc (Former.KTF Technologies, Inc.)	Business promotion	1,146,962	78.8%	0	4,000,000	20,000	(20,000)	5,146,962	93.8%	0	129,052	1,725
KT Rental Co., Ltd.	Business promotion	6,800,000	100.0%	69,074	(181,954)	112,698	(16,048)	6,618,046	58.0%	165,724	933,557	13,797
KT Capital Co., Ltd.	Business promotion	20,200,000	73.7%	126,092	—	—	21,346	20,200,000	73.7%	147,438	2,037,839	27,763
Sidus FNH Co.	Business promotion	2,297,000	51.0%	3,522	—	—	151	2,297,000	51.0%	3,673	13,915	370
Sidus FNH-BMC No.1	Business promotion	60	20.0%	3,074			(72)	60	20.0%	3,002	15,014	(359)
Nasmedia Co., Ltd	Business promotion	1,767,516	50.0%	23,051			(547)	1,767,516	50.0%	22,504	77,176	4,797
Softnix Co.Ltd.	Business promotion	120,000	53.3%	610			(139)	120,000	53.3%	471	1,023	(261)
KT edui Co., Ltd. (former Information Premium Edu)	Business promotion	600,000	100%	3,031	—	—	(2,146)	600,000	70.3%	885	1,880	(2,654)
KT New Business Investment Fund No.1	Business promotion	100	90.9%	10,112	100	10,000	131	200	90.9%	20,243	22,601	81

KT Data System Co., Ltd.	Business promotion	2,400,000	95.3%	19,616	—	—	8,194	2,400,000	95.3%	27,810	147,950	8,144
KT mhows Co., Ltd.	Business promotion	510,000	51.0%	3,344	—	—	255	510,000	51.0%	3,599	15,825	506
KT M&S Co., Ltd.	Business promotion	30,000,000	100.0%	37,564	—	—	(16,469)	30,000,000	100.0%	21,095	265,446	(19,959)
KT Music Co., Ltd.	Business promotion	14,494,258	48.7%	17,417	—	—	(1,409)	14,494,258	48.7%	16,008	32,546	600
KT Innotz	Business promotion	600,000	60.0%	3,000	—	—	(791)	600,000	60.0%	2,209	5,277	(1,318)
KT Capital Media Contents Investment Fund No. 2	Business promotion	—	43.5%	3,045	—	—	(67)	—	43.5%	2,978	7,023	(156)
Gyeonggi-KT Green Growth Investment Association	Business promotion	—	40.3%	12,480	—	—	79	—	40.3%	12,559	31,150	197
KT Estate	Business promotion	—	—	—	1,600,000	8,000	45	1,600,000	100.0%	8,045	8,443	45
KT Stratigic Investment Fund No. 1	Business promotion	—	—	—	100	10,000	(54)	100	90.9%	9,946	11,067	(59)
Korea Telecom America, Inc.(USA)	Business promotion	6,000	100.0%	4,064	—	—	33	6,000	100.0%	4,097	5,645	136
Korea Telecom Japan Co., Ltd.(Japan)	Business promotion	12,856	100.0%	3,995	—	—	520	12,856	100.0%	4,515	13,669	91
Korea Telecom China Co., Ltd.(China)	Business promotion	—	100.0%	2,160	—	—	258	—	100.0%	2,418	2,610	237
New Telephone Company, Inc. (Russia)	Business promotion	5,309,189	80.0%	168,654			(7,448)	5,309,189	80.0%	161,206	220,209	33,001
KTSC Investment Management B.V.	Business promotion	82,614	60.0%	36,275	—	—	(4,021)	82,614	60.0%	32,254	58,649	365
PT.KT Indonesia	Business promotion	198,000	99.0%	108	—	—	(40)	198,000	99.0%	68	70	(43)

VI. Employees

1. Current Status of Employees

	(Unit: Persons, Years, Millions of Won)
Type	Number of Employees			Average Years in Continuous Service	Total Payroll	Average Payroll per Person	Note
	General	Other	Total
Total	30,987	168	31,155	18.7	1,826,479	58.67	—

1)	Number of employees: As of December 31, 2010 (excluding executive directors)
2)	Average years in continuous services: Calculated using aggregate years of service of employees as of December 31, 2010 divided by number of employees as of December 31, 2010
3)	Average payroll per person: Calculated using yearly average number of employees (31,133 employees)
*	Average payroll per person = total payroll amount / yearly average number of employees.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 14, 2011
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Young Jin Kim
Name:	Young Jin Kim
Title:	Director